GATSBY SECURITIES, LLC
(SEC NO. 8-70391)

Annual Audited Report
Form X-17a-5, Part III
For the Year Ended December 31, 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70391

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/2021_____ AND ENDING _____12/31/2021_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Gatsby Securities, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
[X] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
   [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

   44 South Broadway - Suite 100
   _____
                                    (No. and Street)

White Plains	NY	10603
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William E Rankel	917 225 2478	bill@finopsvcs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

   WithumSmith+Brown, PC
   _____
                  (Name – if individual, state last, first, and middle name)

200 Jefferson Park - Ste 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

                                                                              100

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Davis Gaynes__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Gatsby Securities, LLC__, as of __December 31__, 2 __021__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CEO

SEE ATTACHED DOCUMENT
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



JURAT ATTACHMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF ___Texas___ }

COUNTY OF ___Fort Bend___ }

The foregoing instrument was subscribed and sworn before me this date of
___03/22/2022___ , by ___Davis Gaynes___

This notarial act was an online notarization.



DAVID LEE FLORES
ELECTRONIC NOTARY PUBLIC
STATE OF TEXAS
NOTARY ID: 132861072
COMISSION EXP: JAN 11, 2025

(Notary Seal)

Notary's Signature _____

Registration No.: ___132861072___

Commission Expiration Date: ___January 11, 2025___



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ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Gatsby Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gatsby Securities, LLC (the "Company"), as of December 31, 2021 and the related statements of operations, changes in member's equity and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, contained in Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2020.

March 22, 2022

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Gatsby Securities, LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	106,196
Deposit with clearing broker		250,000
Due from clearing broker, net		21,853
Prepaid expenses		30,797
Total assets	$	408,846

Liabilities and Member's Equity

Liabilities

Payable to Parent	88,481
Accrued technology and communication costs	26,700
Accrued professional fees	25,845
Other accrued expenses	2,100
Total	143,126
Member's equity	265,720
Total liabilities and member's equity	$ 408,846

The accompanying notes are an integral part of these financial statements.

Gatsby Securities, LLC
Statement of Operations
Year Ended December 31, 2021

Revenues

Order flow rebate	$	57,039
Fees		14,839
Other income		4,487
Total		76,365

Expenses

Compensation, including benefits	413,026
Technology and communications	385,346
Marketing and sales promotion	346,706
Clearance and execution	180,516
Professional fees	149,748
Occupancy	28,533
Regulatory	23,795
Other	2,662
Total	1,530,332
Net loss	**$ (1,453,967)**

Gatsby Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2021

Member's equity, January 1, 2021	$	126,107
Net loss		(1,453,967)
Member's contributions		1,593,580
Member's equity, December 31, 2021	$	265,720

The accompanying notes are an integral part of these financial statements.

Gatsby Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2021

Cash flows from operating activities		
Net loss	$	(1,453,967)
Adjustments to reconcile net loss to net cash used in operating activities		
Change in operating assets and liabilities		
Increase in deposit with clearing broker		(250,000)
Increase in due from clearing broker		(21,853)
Increase in prepaid expenses		(14,612)
Increase in payable to Parent		88,238
Increase in accrued technology and communication costs		26,700
Increase in accrued professional fees		10,345
Decrease in other accrued expenses		(19,445)
Net cash used by operating activities		(1,634,594)
Cash flows from financing activities		
Member's contributions		1,582,580
Net cash provided by financing activities		1,582,580
Net change in cash and cash equivalents		(52,014)
Cash and cash equivalents - beginning of year		158,210
Cash and cash equivalents- end of year	$	106,196
Supplemental disclosure of noncash financing actvities:		
Forgiveness of payable to parent included in Member's capital contributions	$	11,000

The accompanying notes are an integral part of these financial statements.

1. **Organization**

   Gatsby Securities, LLC (the "Company"), is a Delaware limited liability company which is wholly owned by Gatsby Digital, Inc. (the "Parent") which is incorporated in Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

   The Company engages in securities transactions for its customers, principally in options. Customers will initiate transactions by means of a mobile app developed by the Company's Parent. All customer transactions are cleared through Apex Clearing Corporation ("Apex"), who carries the customers' accounts, on a fully disclosed basis which is the basis for its exemption from SEC Rule 15c3-3 under Section k(2)(ii) therof.

   The liability of a limited liability company's member for the losses, debts and obligations of the Company is generally limited to its capital contributions.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Going Concern
   The accompanying financial statements have been prepared in conformity with GAAP, which contemplates continuation of the Company as a going concern. As the Company has sustained a material loss since its commencement of operations because its expenses far exceeded its revenues, this raises concern about the Company's ability to sustain operations for at least one year from the issuance of these financial statements. Accordingly, if necessary, the Parent would fund additional contributions and it has the intent and ability to do so. Therefore, the financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

   Cash and Cash Equivalents
   Cash and cash equivalents consist of balances on deposit with banks and, when applicable, highly liquid investments with maturities of three months or less. The Company's cash balances are insured up to $250,000 by the Federal Deposit Insurance Corporation. At

times, balances have exceeded the insurance coverage. As of December 31, 2021 there were no cash equivalents.

Allowance for Credit Losses

Under ASC Topic 326, the Company estimates allowance for credit losses based on its expectation of the collectability of financial instruments, including fees and other receivables utilizing the current expected credit loss framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. The Company has not provided an allowance for credit losses at December 31, 2021.

Revenues

The Company follows the guidance provided by ASC Topic 606, Revenue from Contracts with Customers.

The Company principally earns revenues from transactions in which the Company's customers initiate self-directed buying and selling of securities through the mobile app. Each time a customer executes a buy or sell transaction, the Company receives payment for the orders (PFOF) they are sending to the brokers executing the transactions, which are collected on the Company's behalf by Apex. The Company believes that its performance obligation is satisfied on trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company also earns revenues from monthly allocations from Apex of a portion of interest and related amounts charged to or earned from customers' credit and debit balances, securities lending, and similar arrangements. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

Income Taxes

The Company is a disregarded entity for income tax purposes as its results of operations are included in the income tax returns of its Parent. As of December 31, 2021, the Company has not recognized any contingencies in the financial statements related to uncertain tax positions. There are no uncertain tax positions requiring disclosure.

Office Lease

As the Company's office lease does not exceed one year, it is not subject to ASC 842 *Leases*.

Evaluation of Subsequent Events

The Company has evaluated subsequent events through March 22, 2022, the date the financial statements were available for issuance. There were no events that require recognition or disclosure in these financial statements.

3. **Clearing Broker**

The Company introduces its customers on a fully disclosed basis to Apex. The clearing agreement with Apex specifies that the Company maintain a clearing deposit of $250,000 in order to indemnify Apex for potential losses arising from cutomers'failures to perform obligations under customer account agreements and other matters. A portion of the Due from clearing broker amount on the accompanying statement of financial condition will be used to fund certain incentive payments to customers.

4. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2021, the Company had net capital, as defined, of $222,890, which exceeded the required minimum net capital of $9,542 by $213,348. Aggregate indebtedness at December 31, 2021 totaled $143,126. The percentage of aggregate indebtedness to net capital was 64.21%.

5. **Related Party Transactions – Allocated Expenses**

The Company and the Parent entered into an Administrative Services Agreement (the "Agreement") in a manner consistent with Securities and Exchange Commission (SEC) rules 15c3-1, 17a-3, 17a-4 and 17a-5 and other relevant SEC and FINRA regulations and interpretations, whereas the Parent agrees to pay certain of the administrative and other expenses relating to the operation of the Company and the Company agrees to reimburse the Parent for such expenses. The Company does not believe that the terms of this arrangement are dissimilar from those that would otherwise result from similar arrangements made between unrelated parties.The amount of expenses covered by the Agreement for the year ended December 31, 2021 aggregated $763,574, the composition of which are reflected below, and which are also reflected in the accompanying statement of operations and in the statement of financial condition in the amount of $88,481 as payable to Parent.

Expenses covered by the Administrative Services Agreement

Employee compensation and benefits	$	413,026
Marketing and sales promotion		289,545
Technology and communications		51,908
Professional fees		9,095
Total	$	**763,574**

Gatsby Securities, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2021

Net capital:

Total member's equity		$ 265,720
Deduct nonallowable assets:		
Due from clearing broker	12,033	
Prepaid expenses	30,797	
		42,830
Net capital before haircuts on securities (tentative net capital)		$ 222,890

Haircuts on securities — -

Net capital — $ 222,890

Aggregate indebtedness:

Payable to Parent	$	88,481
Accrued technology and communication costs	$	26,700
Accrued professional fees		25,845
Other accrued expenses		2,100
Total aggregate indebtedness	$	143,126

Computation of basic net capital requirement:

Minimum net capital requirement (6 2/3 % of aggregate indebtedness or $5,000, whichever is greater)	$	9,542
Excess net capital	$	213,348
Percentage of aggregate indebtedness to net capital		64.21%

There are no differences in Net Capital and Aggregate Indebtedness in the above computations as compared to the FOCUS Report Part IIA.

Gatsby Securities, LLC   **Schedule II**

Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Gatsby Securities, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Gatsby Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3 k under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent period ended without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934

WithumSmith+Brown, PC

March 22, 2022

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Rule 15c3-3 Exemption Report
December 31, 2021

Gatsby Securities, LLC ("the Company")

The Company, to its best knowledge and belief, throughout the year ended December 31, 2021, (1) claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(ii) without exception.

Davis Gaynes

Name: Davis Gaynes
Title: CCO
Date: March 22, 2022